HARRY S. PANGAS
DIRECT LINE: 202.383.0805
E-mail: harry.pangas@sutherland.com

January 2, 2013

VIA EMAIL AND EDGAR

Megan Monroe
Assistant Chief Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Harvest Capital Credit Corporation – Confidential Submission of Registration Statement on Form N-2 filed on November 19, 2012

Dear Ms. Monroe:

On behalf of Harvest Capital Credit Corporation (the “Company”), set forth below is the Company’s response to the additional comment issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Company on December 13, 2012 regarding the above-referenced registration statement.  The Staff’s comment is set forth below and is followed by the Company’s response.

1.           We refer to our comment and the Company’s response thereto contained in a letter to us from the Company dated November 27, 2012.  In addition, we refer to paragraph 7.103 of the AICPA Audit and Accounting Guide Investment Companies (May 1, 2012) and FASB ASC 946-20-05-11.  Please advise us as to whether the Company’s investment advisory and management agreement with its investment adviser will require the Company’s investment adviser to reimburse the Company for investment income incentive fees paid by the Company to the investment adviser on accrued investment income that is subsequently written off by the Company.  In the event that the investment advisory and management agreement will require such reimbursement, please explain to us how the Company will account for such reimbursement in its financial statements.

Response:  The Company confirms that the Company’s investment advisory and management agreement with its investment adviser will not require the Company’s investment adviser to reimburse the Company for investment income incentive fees paid by the Company to the investment adviser on accrued investment income that is subsequently written off by the Company.  Notwithstanding such fact, because the amount of accrued investment income written off in any period would reduce or have the effect of eliminating the investment income in the period in which such write-off was taken, it would either reduce or have the effect of eliminating such period’s investment income incentive fee payment to the Company’s investment adviser.  Importantly, this result is not a function of any “reimbursement” or “waiver” provision contained in the Company’s investment advisory and management agreement with its investment adviser, but instead a function of the fact that (i) the investment income incentive fee payable to the investment adviser is based on net investment income as reported in accordance with generally accepted accounting principles (“GAAP”) and (ii) the GAAP treatment of the write off of previously accrued investment income (i.e., it reduces investment income in the period in which it is written off).

U.S. Securities and Exchange Commission
January 2, 2013

Moreover, as a result of the operation of the 2% quarterly hurdle rate with respect to the investment income incentive fee payable under the Company’s investment advisory and management agreement, the reduction in a subsequent period’s investment income incentive fee as a result of the write off of previously accrued income may not correlate perfectly with the benefit, if any, previously received by the investment adviser at the time of the accrual of such investment income (i.e., the impact on the investment income incentive fee payable to the Company’s investment adviser as a result of the reduction in investment income in the subsequent period as a result of the write off of previously accrued income may be either more or less beneficial to the investment adviser as compared to the investment income incentive fee paid to the investment adviser in the period in which such investment income was accrued).  The Company has revised the disclosure contained in its Form N-2 registration statement to highlight the foregoing fact.  See page 18 of the Form N-2 registration statement filed by the Company on December 26, 2012, with the SEC.

In light of the fact that the Company’s investment advisory and management agreement will not require the Company’s investment adviser to reimburse the Company for investment income incentive fees paid by the Company to the investment adviser on accrued investment income that is subsequently written off by the Company, the Company does not believe that paragraph 7.103 of the AICPA Audit and Accounting Guide Investment Companies (May 1, 2012) and FASB ASC 946-20-05-11 (both of which apply to agreements by investment advisers to waive their fees or reimburse expenses) apply with respect to the investment income incentive fee payable by the Company to its investment adviser under its investment advisory and management agreement.

U.S. Securities and Exchange Commission
January 2, 2013

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely, /s/ Harry S. Pangas

cc:  Mary Cole, Esq.